

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

via facsimile and U.S. mail   October 30, 2007

Mr. Christopher J. Wensley
Chief Executive Officer
Horizon Industries, Ltd.
Suite 1710-1040 West Georgia Street Box 83
Vancouver, BS, Canada, V6E 4H1

>   Re: **Horizon Industries, Ltd.**
>   **Annual Report on Form 20-F for the Year Ended February 28, 2007**
>   **as amended on October 9, 2007**
>   **File No. 0-52302**

Dear Mr. Wensley:

We have reviewed your filing and have the following engineering comments. We previously issued comments on October 12, 2007. Where indicated, we think you should revise your document in response to our comments in both letters. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Website, www.horizonindustriesltd.com

1.   We note your claim of "recoverable reserves of 840 Mmcf" from your Funk prospect. If you continue to describe hydrocarbon volumes with terms other than proved reserves, we ask that you provide cautionary language comparable to the following:

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally

> *producible under existing economic and operating conditions. We use certain terms on this web site, such as [***identify the terms***], that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form XX, File No. X-XXXX, available from us at [**address at which investors can request the filing**]. You can also obtain this form from the SEC by calling 1-800-SEC-0330.*

20-F/A

Information on the Company, page 10

History and Development of the Company, page 10

2.   We note your statements:
   - "2D Seismic over the Stewart lease indicates the existence of at least three and up to five untested sand bars".
   - "Preliminary interpretation [of seismic data] shows several defined structural targets comprising approximately 200 acres in the Wilcox formation situated within the Stewart West acreage. The target appears consistent with other successful Wilcox wells in the immediate vicinity".
   - "The [3D seismic] data is of high quality and shows that the Stewart lease is on the next down faulted block from the wells in the Marshall Field. These amplitudes appear to be at least as strong or stronger that the Marshall Field anomalies".
   - "Analysis and interpretation of the 3d(sic) data has identified several prospective targets throughout the property".
   - "These Yegua sands appear to be similar to that underlying the Funk Prospect which hosts 2D defined Yegua sand bodies of 35 to 50 acres in aerial extent".

   Please amend your document here and wherever else it is appropriate to explain that even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present in economically producible amounts.

3.   We note your statement, "The closest well to the Stewart lease is the V. Albrecht #1 well, which is located 900 feet east of the lease. Total production from this well is 650 Mmcf with an initial production rate of 1.85Mmcf per day". Please amend your document to balance this and other similar statements with the fact that you have no entitlement to this property and the locality of your property does not assure it will experience similar recoveries.

History and Development of the Company, page 11

4.   We note your statement, "Drilling of up to five wells is contemplated on the
        initial 400 acres, with reserve potential of one to two Billion Cubic Feet ("BCF")
        of gas from the sand at 2,800 feet." Please amend your document to remove this
        statement since it discloses hydrocarbon volumes other than proved reserves.
        Refer to paragraph 1(b)(ii) of the instructions to Item 4D of Form 20-F.

5.   We note your statement, "The acreage may also host a second gas charged
        Jackson sand at approximately 3,100 feet based on logs from nearby wells".
        Please amend your document to explain that the well log indications of
        hydrocarbon saturation do not assure productivity and that the locality of your
        property does not assure it will experience similarities in well log response.

6.   We note your statement, "An initial test well was drilled subsequent to the quarter
        ended and perforation and flow testing of the first of several primary zones of
        interest as identified by logs and side wall cores was completed". Please amend
        this and other similar statements to disclose the most recent date to which your
        statement applies.

History and Development of the Company, page 12

7.   We note your statements, "On August 22, 2006, a four foot interval was
        perforated between 2,020 feet and 2,024 feet. The well is currently flowing at
        approximately 190 mcf per day" and "Currently, testing is ongoing in a Yegua
        zone but progress has been hampered by limited access to the well site due to
        persistent rains in the area." Please amend this and other similar statements to
        disclose the most recent date to which your statement applies.

Closing Comments

        We remind you that the Form 20-F registration statement became effective
automatically under the Exchange Act 60 days from the date of filing, and the Exchange
Act reporting requirements became operative at that time.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are

responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey at (202) 551-3704 if you have any questions on the engineering comments. Please contact Sean Donahue at (202) 551-3579 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Cannarella
       J. Davis
       T. Levenberg
       S. Donahue

       <u>via facsimile</u>
       Patrick Forseille
       604-488-3910